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                                                                  CONFORMED COPY

                            DATED 30TH NOVEMBER, 2001

                              TCNZ FINANCE LIMITED
  (acting through its principal office in New Zealand or its Australian branch)
                                    as Issuer

                                     - and -

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED
                           TELECOM INVESTMENTS LIMITED
                           TELECOM NEW ZEALAND LIMITED
                             TELECOM PACIFIC LIMITED

                                     - and -

                     TCNZ AUSTRALIA INVESTMENTS PTY LIMITED
                                (ACN 087 384 825)
                                  as Guarantors

                                     - and -

                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.

                                   ----------

                         SECOND SUPPLEMENTAL TRUST DEED
              further modifying and restating the Trust Deed dated
   17th March, 2000 as previously modified by a First Supplemental Trust Deed relating to the U.S. $1,000,000,000
                            (now U.S. $2,000,000,000)
                         Euro Medium Term Note Programme

                                   ----------

                        For the Issuer and the Guarantors

                             as to New Zealand law:

                                 RUSSELL MCVEAGH
                                Mobil on the Park
                                157 Lambton Quay
                                   Wellington
                                   New Zealand

                      For the Issuer as to Australian law:

                                   CLAYTON UTZ
                             No. I O'Connell Street
                                 Sydney NSW 2000
                                    Australia

                       For the Trustee as to English law:

                                  ALLEN & OVERY
                                 One New Change
                                 London EC4M 9QQ
                                     England

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THIS SECOND SUPPLEMENTAL TRUST DEED is made on 30th November, 2001 BETWEEN:

(1) TCNZ FINANCE LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand (acting through its principal office in New Zealand or its Australian branch) (the "Issuer");

(2) TELECOM CORPORATION OF NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand ("TCNZ");

(3) TELECOM INVESTMENTS LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand ("Investments");

(4) TELECOM NEW ZEALAND LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand ("New Zealand");

(5) TELECOM PACIFIC LIMITED, a company incorporated with limited liability in New Zealand, whose registered office is at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand ("Pacific");

(6) TCNZ AUSTRALIA INVESTMENTS PTY LIMITED (ACN 087 384 825), a company incorporated with limited liability in the State of New South Wales, Australia, whose registered office is at Level 31, 1 Eagle Street, Brisbane, Queensland 4001, Australia ("TCNZ Australia" and together with Investments, New Zealand and Pacific, the "Original Guaranteeing Subsidiaries" and the Original Guaranteeing Subsidiaries together with TCNZ, the "Original Guarantors"); and

(7) THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated with limited liability in England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England (the "Trustee", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Noteholders, the Receiptholders and the Couponholders (each as defined in the Principal Trust Deed referred to below).

WHEREAS:

(1)  This Second Supplemental Trust Deed is supplemental to:

     (i) the Trust Deed dated 17th March, 2000 (the "Principal Trust Deed") made between the Issuer, the Original Guarantors and the Trustee and relating to the U.S.$1,000,000,000 Euro Medium Term Note Programme established by the Issuer (the "Programme"); and

     (ii) the First Supplemental Trust Deed dated 1st June, 2001 (the "First Supplemental Trust Deed" and, together with the Principal Trust Deed, the "Subsisting Trust Deeds") made between the Issuer, the Original Guarantors and the Trustee and modifying the provisions of the Principal Trust Deed.

(2) On 30th November, 2001 the Issuer published modified Listing Particulars relating to the Programme (the "Listing Particulars").

(3) By virtue of Clause 19(B) of the Principal Trust Deed the Trustee may without the consent or sanction of the Noteholders, the Receiptholders or the Couponholders at any time and from

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     time to time concur with the Issuer in making any modification, inter alia, to these presents which in the opinion of the Trustee it may be proper to make PROVIDED THAT the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders.

(4) The Issuer and the Original Guarantors have requested the Trustee to concur in making the modifications to the Principal Trust Deed hereinafter contained in order to reflect the relevant modifications to the Listing Particulars referred to in Recital (2) above.

(5) The Trustee, being of the opinion that it is proper to make the modifications referred to in Recital (4) above and that they are not materially prejudicial to the interests of the Noteholders, has concurred with the Issuer in making such modifications and, as evidenced by its execution hereof, has agreed that notice of such modifications need not be given to the Noteholders.

NOW THIS SECOND SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY DECLARED as follows:

1. All words and expressions defined in the Subsisting Trust Deeds shall, unless the context otherwise requires, have the same meanings in this Second Supplemental Trust Deed.

2.   Save:

     (i) in relation to all Series of Notes issued during the period up to and including the day last preceding the date of this Second Supplemental Trust Deed and any Notes issued on or after the date of this Second Supplemental Trust Deed so as to be consolidated and form a single Series with the Notes of any Series issued during the period up to and including such last preceding day; and

     (ii) for the purpose (where necessary) of construing the provisions of this Second Supplemental Trust Deed,

     with effect on and from the date of this Second Supplemental Trust Deed:

     (a) the Principal Trust Deed (as previously modified) is hereby further modified in such manner as would result in the Principal Trust Deed being in the form set out in the Schedule hereto; and

     (b) the provisions of the Principal Trust Deed insofar as the same still have effect shall cease to have effect and in lieu thereof the provisions of the Principal Trust Deed (being in the form set out in the Schedule hereto) shall have effect.

3. The Subsisting Trust Deeds and this Second Supplemental Trust Deed shall henceforth be read and construed together as one trust deed.

4. A memorandum of this Second Supplemental Trust Deed shall be endorsed by the Trustee on the original of the Principal Trust Deed and by the Issuer and the Original Guarantors on their duplicates of the Principal Trust Deed.

5. A person who is not a party to this Second Supplemental Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Second Supplemental Trust Deed, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

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IN WITNESS whereof this Second Supplemental Trust Deed has been executed as a deed by the Issuer, the Original Guarantors and the Trustee and delivered on the date first stated on page 1 above.